UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Owen Schmidt
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. (see Item 5)
0

	8	SHARED VOTING POWER. (see Item 5)
3,971,144

	9	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10	SHARED DISPOSITIVE POWER. (see Item 5)
3,971,144

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
3,971,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
3.63%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. (see Item 5)
0

	8	SHARED VOTING POWER. (see Item 5)
11,298,445

	9	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10	SHARED DISPOSITIVE POWER. (see Item 5)
11,298,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
11,298,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
10.30%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. (see Item 5)
0

	8	SHARED VOTING POWER. (see Item 5)
4,798,329

	9	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10	SHARED DISPOSITIVE POWER. (see Item 5)
4,798,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
4,798,329

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
4.39%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. (see Item 5)
0

	8	SHARED VOTING POWER. (see Item 5)
20,067,918*

	9	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10	SHARED DISPOSITIVE POWER. (see Item 5)
20,067,918*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
20,067,918*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
18.03%*

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. (see Item 5)
0

	8	SHARED VOTING POWER. (see Item 5)
20,067,918*

	9	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10	SHARED DISPOSITIVE POWER. (see Item 5)
20,067,918*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
20,067,918*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
18.03%*

14	TYPE OF REPORTING PERSON.
IA

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. (see Item 5)
0

	8	SHARED VOTING POWER. (see Item 5)
20,067,918*

	9	SOLE DISPOSITIVE POWER. (see Item 5)
0

	10	SHARED DISPOSITIVE POWER. (see Item 5)
20,067,918*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. (see Item 5)
20,067,918*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
18.03%*

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

On August 9, 2018, the funds of $3,409,365 for the acquisition of the Preferred Shares (as defined below) and the associated Warrants listed in Item 5 of this Amendment No. 4 came from the respective funds of the private investment vehicles over which such Reporting Persons exercise investment discretion.  No borrowed funds were used to purchase the Preferred Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The responses to Item 3 of this Amendment No. 4 are incorporated herein by reference.

Preferred Shares and Warrants

On August 9, 2018, pursuant to that certain purchase agreement, dated August 3, 2018, between the Issuer and Valinor Management (the “Purchase Agreement”), and in accordance with the Backstop Agreement as amended by the Backstop Amendment (as defined below), certain designated affiliates of Valinor Management (“Valinor Preferred Participants”) received, in the aggregate, (i) 3,477 shares of Series A Preferred Stock (the “Preferred Shares”), including 68 Preferred Shares as an origination fee (the “Origination Fee”), with the rights and obligations as set forth the Certificate of Designations for the Preferred Shares, dated as of August 9, 2018 (the “Certificate of Designations”), and (ii) 52,984 associated Warrants, with rights and obligations as set forth in the Warrant Agreement, dated as of August 9, 2018 (the “Warrant Agreement”).  Pursuant to the Purchase Agreement, the Preferred Shares and Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

The Issuer has the option to convert all, but not less than all, of the Preferred Shares into Shares at a conversion price of $7.50 per share, subject to adjustments, as specified in the Certificate of Designations, on any date on which the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions.  In addition, the Issuer must convert all of the Preferred Shares into Shares at a conversion price of $7.50, subject to adjustments, on the earlier of (i) 10 Business Days following a FID Event (as defined in the Certificate of Designations) and (ii) August 9, 2028, in each case, subject to adjustments as specified in the Certificate of Designations.

Pursuant to the Certificate of Designations, each holder of outstanding Preferred Shares is entitled to vote with the holders of outstanding Shares, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration (whether at a meeting of stockholders of the Issuer, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.  In any such vote, each outstanding Preferred Shares is entitled to a number of votes equal to the amount of whole Shares into which the Preferred Shares in the aggregate is convertible as if such share of Series A Preferred Stock was converted at “market value” on the date the Preferred Share was issued as of the record date for the meeting of stockholders or such vote or written consent. In addition, the Issuer will pay dividends on the Preferred Shares and such dividends will be cumulative and accrue at a rate of 12% per annum on their then existing Series A Liquidation Preference (as defined in the Certificate of Designations) and will be payable in cash or in-kind quarterly, at the Issuer’s option and subject to the terms and conditions set forth in the Certificate of Designations.  The Preferred Shares will also participate, on an as-converted basis, in any dividends paid to the holders of Shares.

Pursuant to the Warrant Agreement, the Warrants issued to the Valinor Preferred Participants represent the right to acquire a number of Shares, determined by a formula specified in the Warrant Agreement, on the exercise date, at an exercise price of $0.01 per share, subject to adjustments.  The Warrants may be exercised by the holder only on August 9, 2021.  The Issuer can force a mandatory exercise of the Warrants prior to such date if the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments as specified in the Warrant Agreement.  The Warrants owned by the Valinor Preferred Participants represented on August 9, 2018, the right to acquire an aggregate of approximately 52,984 Shares.

Fees in Shares

In addition, in connection with the Purchase Agreement and pursuant to the Backstop Agreement as amended by the Backstop Amendment, the Valinor Preferred Participants also acquired, in the aggregate, 24,836 Shares as an incremental backstop fee based on a closing date that was more than 90 days after the signing of the Backstop Agreement (the “Incremental Backstop Fee”) and 19,514 Shares as a drawdown fee (the “Drawdown Fee”).

Registration Rights Agreement

On August 9, 2018, the Issuer and certain of the Reporting Persons also entered into a registration rights agreement, which provides for demand and piggy-back registration rights covering the Shares underlying the Preferred Shares and the Warrants.

Amendment to Backstop Agreement

On August 3, 2018, the Company and certain of the Reporting Persons entered into an Amendment No. 1 to Backstop Commitment Agreement (the “Backstop Amendment”), which, among other things, amended the Backstop Agreement to reflect an increase in the targeted aggregate proceeds to the Issuer from the convertible preferred offering from $35 million to $50 million.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Backstop Agreement, Backstop Amendment, Certificate of Designations, Warrant Agreement, Purchase Agreement and Registration Rights Agreement, which are attached to the Statement as Exhibits 10.14, 10.15, 10.16, 10.17 and 10.18, respectively, and are incorporated herein by such reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of August 9, 2018, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of August 9, 2018, following the closing of the transactions described in Item 4 of this Amendment No. 4 (the “Closing”).

(a) and (b)

As of August 9, 2018 and assuming as if the Preferred Shares and the Warrants beneficially owned by the Valinor Preferred Participants were convertible and exercisable, as the case may be, on the date of the Closing: Capital Partners directly holds 3,971,144 Shares, comprised of 3,836,698 Shares and 134,446 Shares issuable upon (i) conversion of 905 Preferred Shares and (ii) the exercise of 13,779 Warrants, which represents approximately 3.63% of the Issuer’s outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing (according to information supplied to the Reporting Persons by the Issuer), plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by Capital Partners); VND Partners directly holds 4,798,329 Shares, which represents approximately 4.39% of the outstanding Shares; and Capital Partners Offshore Master directly holds 11,298,445 Shares, comprised of 10,916,307 Shares and 382,138 Shares issuable upon (i) conversion of 2,572 Preferred Shares and (ii) the exercise of 39,205 Warrants, which represents approximately 10.30% of the Issuer’s outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by Capital Partners Offshore Master).

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master, (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 and Item 5 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented as follows:

2*	Backstop Agreement, dated April 11, 2018, between Issuer and Reporting Persons.

3*	Amendment No. 1 to the Backstop Agreement, dated August 3, 2018, between the Issuer and certain Reporting Persons.

4*	Certificate of Designations of Series A Convertible Preferred Stock, dated as of August 9, 2018.

5*	Warrant Agreement for the Valinor Preferred Participants, dated as of August 9, 2018.

6*
Series A Convertible Preferred Stock Purchase Agreement, dated as of August 3, 2018, entered into by and between the Issuer and Valinor Management, L.P., severally on behalf of certain funds or accounts managed by it or its affiliates.

7*
Registration Rights Agreement, dated as of August 9, 2018, entered into by and between the Issuer and Valinor Management, L.P., severally on behalf of certain funds or accounts managed by it or its affiliates

8*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2018	Valinor Management, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 13, 2018	David Gallo
/s/ David Gallo

Date: August 13, 2018	Valinor Associates, LLC

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 13, 2018	Valinor Capital Partners Offshore Master Fund, LP

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 13, 2018	VND Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: August 13, 2018	Valinor Capital Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Exhibit Index

2*	Backstop Agreement, dated April 11, 2018, between Issuer and Reporting Persons.

3*	Amendment No. 1 to the Backstop Agreement, dated August 3, 2018, between the Issuer and certain Reporting Persons.

4*	Certificate of Designations of Series A Convertible Preferred Stock, dated as of August 9, 2018.

5*	Warrant Agreement for the Valinor Preferred Participants, dated as of August 9, 2018.

6*
Series A Convertible Preferred Stock Purchase Agreement, dated as of August 3, 2018, entered into by and between the Issuer and Valinor Management, L.P., severally on behalf of certain funds or accounts managed by it or its affiliates.

7*
Registration Rights Agreement, dated as of August 9, 2018, entered into by and between the Issuer and Valinor Management, L.P., severally on behalf of certain funds or accounts managed by it or its affiliates

8*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.